SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated results of operation for the third quarter of 2012 and unaudited consolidated financial position as of September 30, 2012, as attached hereto, which have been prepared based on KEPCO’s preliminary estimates.

Disclaimer:

The financial information relating to the consolidated results of operations of KEPCO for the third quarter of 2012 and the consolidated financial position of KEPCO as of September 30, 2012 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with the International Financial Reporting Standard (IFRS). The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO for the third quarter of 2012 or the actual financial position of KEPCO as of September 30, 2012, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

PRELIMINARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the third quarter ended September 30, 2012 and 2011,

and for the first nine months ended September 30, 2012 and 2011

(Unit: in billions of Korean Won)	2012 Jul.-Sep.	2011 Jul.-Sep.	Change	2012 Jan.-Sep.	2011 Jan.-Sep.	Change
Operating revenues:	13,724	11,725	17.1%	37,639	31,641	19.0%
Sale of electric power	12,992	11,047	17.6%	35,374	29,859	18.5%
Other	732	678	8.0%	2,265	1,782	27.1%
Cost of goods sold & selling and administrative expenses:	11,895	10,371	14.7%	38,259	31,961	19.7%
Fuel	5,780	5,019	15.2%	18,989	15,788	20.3%
Purchased power	2,267	1,679	35.1%	7,738	5,342	44.8%
Depreciation	1,558	1,499	3.9%	4,673	4,414	5.9%
Maintenance	270	266	1.4%	938	965	–2.8%
Commissions	183	201	–9.2%	594	598	–0.7%
Research and development	136	113	20.2%	368	346	6.6%
Other	1,701	1,593	6.7%	4,959	4,507	10.0%
Other revenues	139	158	–12.2%	491	482	1.8%
Other expenses	8	55	–84.8%	48	93	–48.3%
Other Income	18	(35)	n/m	93	80	17.2%
Operating income (loss)	1,978	1,422	39.1%	(84)	149	n/m
Finance income (loss):	272	(258)	n/m	578	463	24.7%
Interest income	62	38	60.8%	151	105	43.7%
Gain (Loss) on foreign currency translation and transaction	317	(451)	n/m	370	120	208.8%
Gain (Loss) on financial derivatives	(92)	155	n/m	48	221	–78.3%
Other	(14)	0.3	n/m	9	18	–48.0%
Finance expenses:	818	659	24.0%	2,043	2,169	–5.8%
Interest expense	617	516	19.6%	1,753	1,581	10.9%
Gain (Loss) on foreign currency translation and transaction	(11)	432	n/m	25	495	–94.9%
Gain (Loss) on financial derivatives	212	(290)	n/m	265	93	185.1%
Equity income (loss) of affiliates, net	(39)	(48)	19.5%	134	118	14.1%
Gain (Loss) on disposal of affiliates	0.3	0.5	–40.0%	0	4	n/m
Income (Loss) before income tax	1,394	457	204.9%	(1,415)	(1,435)	1.4%
Income tax expenses (benefits)	437	164	166.4%	(93)	(123)	24.1%
Net income (loss)	956	293	266.6%	(1,322)	(1,313)	–0.7%
Non-controlling interests	17	27	–37.5%	61	58	6.1%
Owners of the company	940	266	253.1%	(1,383)	(1,370)	–0.9%

*	The figures may not add up due to rounding.
**	n/m means not meaningful.

PRELIMINARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

As of September 30, 2012 and December 31, 2011

(Unit: in billions of Korean Won)	3Q 2012	2011	Change
Current Assets	17,360	14,126	22.9%
Non-current Assets	126,510	122,342	3.4%
Total Assets	143,870	136,468	5.4%
Current Liabilities	19,249	17,741	8.5%
Non-current Liabilities	72,412	64,923	11.5%
Total Liabilities	91,661	82,664	10.9%
Total Equity	52,209	53,804	–3.0%
Total Liabilities and Equity	143,870	136,468	5.4%

*	The figures may not add up due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: November 14, 2012